November 24, 2014

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:    Ms. Ashley Vroman-Lee

Re:      SBL Fund (File No. 811-22962) (the “Registrant”)

Dear Ms. Vroman-Lee:

On behalf of the Registrant, we wish to respond by this letter to comments of the U.S. Securities and Exchange Commission (the “SEC”) staff on the registration statement (the “Registration Statement”) of the Registrant filed on Form N-1A under the Investment Company Act of 1940 (the “1940 Act”) on April 30, 2014 relating to Series Z (Alpha Opportunity Series) (the “Series”), the sole series of the Registrant. The SEC staff’s comments were conveyed via a letter dated May 29, 2014.

To benefit your understanding of our responses set forth below, we thought it would be helpful to first provide background information relating to certain events affecting the Registrant and the Series that led to the filing of the Registration Statement. As previously disclosed by the Series, on September 15, 2008, Lehman Brothers International (Europe) (“LBIE”) was placed in insolvency administration under the U.K. Insolvency Act. The Series’ exposure to LBIE attributable to certain short sale transactions consisted of short sale proceeds held by LBIE and long positions held at the Series’ custodian as collateral. As a result of the insolvency, the Series was unable to close out open short positions with LBIE and unable to sell securities that were pledged with LBIE and its former affiliate, Lehman Brothers, Inc., as collateral for the open short positions. The Series’ inability to transfer the pledged securities prevented the Series from fully pursuing its intended investment program and, as disclosed to shareholders, the Series was closed to new investments.

In November 2013, the Board of Directors of the Registrant approved the redomiciliation of all of the series of the Registrant, including the Series, with and into new shell series of Guggenheim Variable Funds Trust, a Delaware statutory trust, subject to shareholder approval (the “Redomiciliation”). In January 2014, the shareholders of the series of the Registrant, including the Series, approved the Redomiciliation. After the close of business on January 27, 2014, each series of the Registrant, other than the Series, were redomiciled into new shell series of Guggenheim Variable Funds Trust. In order to effect the Redomiciliation, Guggenheim Variable Funds Trust, as successor of all of the existing and active series of the Registrant, except for the Series, filed an amendment to the registration statement of the Registrant that had been on file with the SEC (File Nos. 002-59353 and 811-02753) pursuant to Rule 414 under the Securities Act of 1933 (“1933 Act”) and expressly adopted the then-existing registration statement of the Registrant with respect to all existing and active series of the Registrant, except the Series, as its own for all purposes of the 1933 Act and 1940 Act.

Although the shareholders of the Series had approved the Redomiciliation, it was not feasible to redomicile the Series into the corresponding shell series of Guggenheim Variable Funds Trust, because the circumstances related to LBIE, as briefly described above, had not yet been resolved by late January 2014. Consequently, it was necessary for the Series to remain organized as series of the Registrant and registered only under the 1940 Act until the resolution of such circumstances. Any other approach would have compromised the claims of the Series. As a result, the Registrant filed the Registration Statement for the purpose of re-registering the Registrant and the Series under the 1940 Act while the Series remained closed to new investments and the circumstances related to LBIE could be resolved in a manner that would allow the Series to complete the shareholder-approved redomiciliation into the corresponding shell series of Guggenheim Variable Funds Trust (“New Series”).

The facing sheet of the Registration Statement clearly noted that the Registrant had been organized as a Kansas corporation on May 26, 1977 and, prior to April 30, 2014, the Registrant and its series had been registered under the 1933 Act (File No. 002-59353) and under the 1940 Act (File No. 811-02753). The facing sheet also disclosed that, prior to April 30, 2014, the Series, the sole remaining series of the Registrant, was registered under the 1933 Act and 1940 Act and its records are available on the EDGAR system under the following series and class identifiers of SBL Fund: S000010062 and C000027861. The facing sheet also noted that the other previously existing series of the Registrant were reorganized into series of Guggenheim Variable Funds Trust, which had assumed the Registrant’s then-existing 1933 Act and 1940 Act registration statements and file numbers. As a result, Series investors and the SEC staff had full access to the Series’ disclosures and history.

In June 2014, the Series reached a settlement with LBIE and, accordingly, LBIE and its former affiliate, Lehman Brothers, Inc., released the securities pledged as collateral for formerly open short sale transactions. This release of the collateral allowed the Series to redomicile into the New Series, a series of Guggenheim Variable Funds Trust, and the Redomiciliation of the Series took place after the close of business on September 23, 2014. As part of the Redomiciliation, the New Series assumed all of the assets, liabilities and performance history of the Series.1 As of the date of this letter, the New Series remains closed to new investments.

With that background, below are the SEC staff’s comments, followed by the responses of the Registrant:

Prospectus Comments

1.	Fees and Expenses of the Series – Footnote 1

Comment: The disclosure states that the Fee Waiver will expire when “it reaches its termination or when the investment adviser ceases to serve as such.” Please confirm that the investment adviser cannot terminate the agreement prior to the contracted expiration date. Please revise disclosure accordingly. (page 6)

[1]	The New Series was itself registered pursuant to a filing made under Rule 485(a) under the 1933 Act, which was subject to SEC staff review (see SEC Accession Nos. 0001193125-14-253420 and 0001193125-14-350505).

Response: With respect to the New Series, the Registrant confirms that the investment manager, while serving as investment manager to the New Series, is not permitted to terminate the agreement prior to the contracted expiration date. The Registrant also confirms that, while the investment manager served as such to the Series, it was not permitted to terminate the agreement prior to the contracted expiration date. In light of the Redomiciliation and the specific situation of the Series, the Registrant respectfully declines to implement any changes in response to this comment. However, the New Series will consider this comment as part of the next annual update to the New Series’ registration statement.

2.	Principal Investment Strategies

a.	Comment: Please consider disclosing the correlation between the term “Alpha” and the phrase “achiev(ing) returns that are favorable relative to the amount of risk taken.” (page 7)

Response: In light of the Redomiciliation and the specific situation of the Series, the Registrant respectfully declines to implement any changes in response to this comment. However, the New Series will implement this comment as part of the next annual update to the New Series’ registration statement.

b.	Comment: Please briefly describe the Series’ proposed long/short strategy in plain English.

Response: In light of the Redomiciliation and the specific situation of the Series, the Registrant respectfully declines to implement any changes in response to this comment. However, the New Series will implement this comment as part of the next annual update to the New Series’ registration statement.

3.	Principal Risks

a.	Comment: Certain principal risks of the Series disclosed in item 9 are not briefly described in item 4 of the prospectus (e.g., index risk and overweighting risk). Please reconcile this inconsistency.

Response: In light of the Redomiciliation and the specific situation of the Series, the Registrant respectfully declines to implement any changes in response to this comment. However, the New Series will implement this comment as part of the next annual update to the New Series’ registration statement.

b.

Comment: Derivatives Risk – Since the disclosure describes investments in derivative instruments, please review the Series’ principal strategies and principal risk disclosures to ensure that the information is not too generic or standardized and also that it describes the actual derivative instruments and the associated principal risks that the Series intends to use to achieve its investment objectives. See Barry Miller Letter to the Investment Company Institute dated July 30, 2010; see also Division of Investment

Management Guidance No. 2013-03 (July 2013), available at http://www.sec.gov/divisions/investment/guidance/im-guidance-2013-03.pdf. Please confirm supplementally that each type of instrument named in the derivatives risk disclosure is consistent with the investment strategy of the Series. (page 11)

Response: The Registrant has reviewed the Series’ and the New Series’ current disclosure and believes it is consistent with the guidance set forth in the letter to the Investment Company Institute from Barry Miller, dated July 30, 2010. The Registrant confirms that the instruments named in the derivatives risk disclosure are consistent with the investment strategy of the Series and the New Series.

c.	Comment: As the Series has a very high portfolio turnover rate, please include a principal risk that describes the risks associated with a high portfolio turnover rate.

Response: In light of the Redomiciliation and the specific situation of the Series, the Registrant respectfully declines to implement any changes in response to this comment. However, the New Series will implement this comment as part of the next annual update to the New Series’ registration statement, to the extent applicable.

General Comments

4.	Comment: Please explain your factual and legal basis for not being registered under the Securities Act of 1933.

Response: As explained in the introduction to this letter, shares of the Series were registered only under the 1940 Act because such shares were not offered for sale to either new or existing shareholders.

5.	Comment: Please explain supplementally why the Series’ registration statement was not adopted by Guggenheim Variable Funds Trust.

Response: The Registrant refers the SEC staff to the introductory discussion to the responses contained herein.

6.	Comment: Please explain supplementally why the SBL Fund is filing a new registration statement and the Guggenheim Variable Funds Trust has assumed the active registration statement of the former SBL Fund. Please also explain how this approach in consistent with rule 414(b) under the Securities Act of 1933.

Response: The Registrant refers the SEC staff to the introductory discussion to the responses contained herein. The Registrant observes that the SEC staff has repeatedly been pragmatic in interpreting and applying the provisions of Rule 414, including in the context of investment companies and series companies (see, e.g., CIGNA Aggressive Growth Fund, Inc. (pub. avail. Feb. 15, 1985); United Services Gold Shares, Inc. (pub. avail. Sept. 17, 1984)). Also, it is worth noting that for many registration and other purposes under the 1933 Act and 1940 Act, individual series of registered investment companies are the functional equivalents of individual registrants. Accordingly, the Registrant notes that all conditions of Rule 414 were met with regard to the Registrant’s individual series that were redomiciled with and into corresponding series Guggenheim Variable Funds Trust in January 2014 followed by the redomiciliation of the Series with and into the New Series in September 2014. In the context of Guggenheim Variable Funds Trust and its series, the Registrant also notes that the registration statements filed in April 2014 were not misleading in any respect and were consistent with the letter and principles of Rule 414.

7.	Comment: Please explain supplementally who the Series will be offered to. If the Series will be offered solely to private placement variable insurance separate accounts, please revise any references to the underlying variable contract prospectuses throughout the registration statement.

Response: The Registrant refers the SEC staff to the introductory discussion to the responses contained herein, which notes that shares of the Series were closed to new investments. To the extent that the series of Guggenheim Funds Variable Trust are open to new investments in the future, the shares of such series are offered primarily to insurance companies for their separate accounts to fund variable life insurance and variable annuity contracts, as disclosed in the applicable prospectus.

8.	Comment: Please note that several SBL variable products incorrectly refer to the Series Z portfolio as the “Guggenheim VT Alpha Opportunity” in their registration statements.

Response: The Registrant appreciates the staff’s comment and will inform Security Benefit Life to consider making any necessary revisions at an appropriate time.

9.	Comment: Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

Response: The Registrant has not submitted an exemptive application or no-action request in connection with the Registration Statement. The Registrant refers the SEC staff to the introductory discussion to the responses contained herein. The Registrant contemplates filing an Application for Deregistration on Form N-8F in the near future.

10.	Comment: Responses to this letter should be in the form of an amendment filed pursuant to the Investment Company Act of 1940. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

Response: The Registrant responds herein to the SEC staff’s letter. As noted in several responses, Guggenheim Variable Funds Trust will consider and/or implement a number of the SEC staff’s comments as part of the New Series’ future filings.

Representation

11.	Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Series and its management are in possession of all facts relating to the Series’ disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response: The Registrant agrees to make the following representations:

•	the Registrant is responsible for the adequacy and accuracy of the disclosures in the filings;

•	SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and

•	the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws.

*    *    *

Please call Julien Bourgeois at Dechert LLP at 202.261.3451 with any questions or comments regarding this letter, or if he may assist you in any way.

Very truly yours,

/s/ Amy J. Lee
Amy J. Lee
Secretary and Senior Vice President
Security Investors, LLC